UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AMENDMENT NO. 4

BRYN MAWR BANK CORPORATION

(Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE

(Title of Class of Securities)

117665-10-9 (CUSIP Number)

March 7, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 117665-10-9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Radnor Blind Trust, John F. McGill, Jr., Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,831,842
6. Shared Voting Power 0
7. Sole Dispositive Power: 1,831,842
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting person: 1,831,842
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.7%
12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 117665-10-9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John F. McGill, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Commonwealth of Pennsylvania, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,860,002(1)
6. Shared Voting Power 0
7. Sole Dispositive Power: 1,860,002 (1)
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting person: 1,860,002(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.9%
12.	Type of Reporting Person (See Instructions) IN
(1)
Mr. John F. McGill, Jr. is the sole trustee of the Radnor Blind Trust.  The Trust has sole voting and investment power of the 1,831,842 shares of BMTC held in the trust.  Mr. McGill owns an additional 28,160 shares in his individual capacity.

CUSIP No. 117665-10-9
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). George W. Connell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Commonwealth of Pennsylvania, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power: 0
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting person: 1,831,842(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.7%
12.	Type of Reporting Person (See Instructions) IN
(1)  Mr. George W. Connell is the grantor and sole beneficiary of the Radnor Blind Trust.  Mr. Connell created the Trust on March 7, 2011 and contributed to the Trust the 1,831,842 shares of BMTC that he owned individually prior to that date.  The Trust has sole voting and investment power of all the shares of BMTC held in the trust, but Mr. Connell may be considered the beneficial owner of these shares as Mr. Connell may revoke the Trust at any time, and no other person has any economic interest in the Trust.

Item 1.	(a)	Name of Issuer : BRYN MAWR BANK CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices: 801 LANCASTER AVENUE, BRYN MAWR, PA 19010

Item 2.	(a)	Name of Person Filing: (i) Radnor Blind Trust, John F. McGill, Jr., Trustee (ii) John F. McGill, Jr. (iii) George W. Connell

	(b)	Address of Principal Business Office or, if none, Residence: 9419 Meadowbrook Ave, Philadelphia, PA, 19118

	(c)	Citizenship: PENNSYLVANIA

	(d)	Title of Class of Securities: COMMON STOCK, $1.00 PAR VALUE PER SHARE

	(e)	CUSIP Number: 117665-10-9

Item 3.

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Radnor Blind Trust, John F. McGill, Jr., Trustee

	(a)	Amount beneficially owned: 1,831,842

	(b)	Percent of class: 14.7%

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,831,842
(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 1,831,842
(iv) Shared power to dispose or to direct the disposition of 0

B.	John F. McGill, Jr.

	(a)	Amount beneficially owned: 1,860,002

	(b)	Percent of class: 14.9%

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,860,002
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,860,002
(iv) Shared power to dispose or to direct the disposition of 0

C.	George W. Connell

	(a)	Amount beneficially owned: 1,831,842

	(b)	Percent of class: 14.7%

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A
Item 8.	Identification and Classification of Members of the Group N/A
Item 9.	Notice of Dissolution of Group N/A
Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2011

RADNOR BLIND TRUST

By: /s/ John F. McGill, Jr., Trustee
John F. McGill, Jr., Trustee

JOHN F. McGILL, JR.

By: /s/ John F. McGill, Jr.
John F. McGill, Jr., Individually

GEORGE W. CONNELL

By: /s/ George W. Connell
George W. Connell, Individually

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the foregoing Schedule 13G for the shares of common stock, $1.00 par value per share, of Bryn Mawr Bank Corporation held by the Radnor Blind Trust.

RADNOR BLIND TRUST

By: /s/ John F. McGill, Jr., Trustee
John F. McGill, Jr., Trustee

JOHN F. McGILL, JR.

By: /s/ John F. McGill, Jr.
John F. McGill, Jr., Individually

GEORGE W. CONNELL

By: /s/ George W. Connell
George W. Connell, Individually